Exhibit 19

GS Capital Partners 2000, L.P.
Whitehall Street Global Real Estate Limited Partnership, 2001
c/o Goldman Sachs & Co.
85 Broad Street
New York, NY 10004

SOF-VI U.S. Holdings, LLC
c/o Starwood Capital Group Global, L.L.C.
591 West Putnam Ave.
Greenwich, CT 06830

September 14, 2002

David G. Price
c/o American Golf Corporation
2951 28th Street, Suite 3000
Santa Monica, CA 90405-2961

Mountaingate Land Company, L.P.
2951 28th Street
Santa Monica, CA 90405-2961

Re:  Collateral Substitution Agreement, Lease Extension Agreement & Other

Ladies and Gentlemen:

Reference is hereby made to that certain Restructuring Agreement and Limited Waiver (including all exhibits and schedules thereto, the “Restructuring Agreement”) dated as of July 1, 2002, by and among American Golf Corporation (“AGC”), Bank of America, N.A. (“Bank of America”) and the holders (the “Noteholders”) of AGC’s 9.35% senior secured notes due July 1, 2004, pursuant to which (i) David G. Price and the David G. Price Trust (collectively, “David G. Price”) agreed to pledge 354,938 shares of common stock of National Golf Properties, Inc. (“NGP”) and 3,255,694 common limited partnership units of National Golf Operating Partnership, L.P. (“NGOP”) (collectively the “Pledged Securities”) and (ii) David G. Price agreed to cause Mountaingate Land Company, L.P. to grant a second deed of trust on Mountaingate Country Club (the “Mountaingate Mortgage”) as collateral to guarantee certain of AGC’s obligations to Bank of America and the Noteholders (collectively, the “AGC Lenders”). The Restructuring Agreement requires David G. Price to substitute cash collateral in the amount of $10,000,000 for the Mountaingate Mortgage by September 30, 2002, and $16,000,000 for the Pledged Securities by October 15, 2002.

David G. Price and an entity (“Acquiror”) which is an affiliate of each of (a) GS Capital Partners 2000, L.P. and of Whitehall Street Global Real Estate Limited Partnership, 2001 collectively, “Goldman” and (b) SOF VI U.S. Holdings, LLC “Starwood”) are concurrently with the execution and delivery hereof entering into a Purchase Agreement (the “Purchase Agreement”), by and among Acquiror, AGC, Golf Enterprises, Inc. (“GEI”), the David G. Price Trust, the Dallas P. Price Trust, David G. Price and Dallas P. Price (collectively, the “Prices”), the AGC Sellers and the Transferred Entity Sellers as defined therein. Capitalized terms used but not defined herein, or in Schedule 1 attached hereto, shall have the meanings as set forth in the Purchase Agreement. As a mutual inducement to David G. Price and Acquiror entering into the Purchase Agreement, the parties to this letter hereby covenant and agree to the following:

1.  Promptly following the execution and delivery of the Purchase Agreement, Goldman, Starwood and/or their affiliates, who enjoy substantial business relationships with Bank of America, will use their reasonable efforts to assist David G. Price in obtaining a consent from the AGC Lenders to suspend, reduce or modify the aforesaid collateral substitution requirement aggregating $26,000,000 pending the closing of the transactions contemplated by the Purchase Agreement.

2.  If the AGC Lenders are unwilling to provide accommodations requested pursuant to paragraph 1 above, then, at the request of David G. Price, Goldman and Starwood will offer the AGC Lenders (directly or through their collateral agent) a commercially acceptable guaranty (the “Guaranty”) of up to $26,000,000 or such lesser amount as the AGC Lenders shall accept as satisfaction of the collateral substitution requirement. If the AGC Lenders accept such Guaranty, then David G. Price shall facilitate the provision by Goldman and Starwood of such Guaranty to the AGC Lenders as follows:

(A)  In consideration of the Guaranty and concurrently with the issuance thereof, David G. Price shall pay (in accordance with paragraph 2(C) below) a fee to Goldman and Starwood equal to the Guaranty Fee.

(B)  In addition to the aforesaid Guaranty Fee, David G. Price shall pay to Goldman and Starwood each month in arrears an unused facility fee equal to the Facility Fee Rate of the amounts available and unfunded from time to time under the Guaranty (the “Facility Fee”). The documents in respect of the Guaranty will provide that any failure of David G. Price to make payments of the Facility Fee will permit Goldman and Starwood to exercise remedies against the collateral described below, but will not affect the rights of the beneficiary of the Guaranty.

(C)  Concurrently with the issuance of the Guaranty (and as a condition thereto): David G. Price, as maker, shall execute and deliver a promissory note (the “Note”) to Goldman and Starwood, as holders, which Note shall be in the stated principal amount of $26,000,000 (or such lesser amount as the AGC Lenders shall accept as satisfaction of the collateral substitution requirement) plus the amount of all Advance and Guaranty Fees thereon and which Note shall evidence all amounts funded under the Guaranty from time to time. An Advance Fee shall be added to the principal balance evidenced by the Note. The Note shall bear interest at the Note Interest Rate (for avoidance of doubt, the Facility Fee shall not be assessed on amounts from time to time outstanding under the Note and thus shall not be duplicative with interest accruing on the Note). The Note (as well as the obligation to pay the Facility Fee) shall be secured by both a duly perfected first lien pledge of the Pledged Securities and by a recorded second mortgage or deed of trust on the Mountaingate Country Club (the “MG Second Mortgage”); provided, however, that if the principal amount of the Guaranty is $10,000,000 or less, then only the MG Second Mortgage and not the Pledged Securities shall secure the Note and payment of the Facility Fee. The MG Second Mortgage shall be subordinate only to either the existing first mortgage thereon in the approximate amount of $17,000,000 or by the Refinanced First Mortgage (as defined below)), with said security instruments to be executed and delivered and said priorities duly perfected concurrently with the execution and delivery of the Note. The second mortgage or deed of trust shall have the benefit of a recorded subordination agreement executed by AGC with respect to its leasehold interest in Mountaingate Country Club (and, thus, the holder of the second mortgage or deed of trust shall have the right to terminate the leasehold in the event of a foreclosure of such second mortgage or deed of trust). In addition to the execution and delivery of the aforesaid Note, first lien pledge of Pledged Securities and second mortgage or deed of trust, at issuance of the Guaranty, David G. Price shall deliver or cause to be delivered such other instruments, documents, opinions of counsel, title insurances (without, however, requiring any updated completion surveys for any such title insurances) and other required items for closing of the transaction evidenced by the Note as Goldman and Starwood may require (both as to form and content) so long as all such requirements are in accordance with customary commercial practice for institutional lenders making loans similar to that evidenced by the Note secured by collateral similar to that securing the Note. In addition to receipt by Goldman and Starwood of the delivery items, closing of the transaction evidenced by the Note shall be conditioned on there being no bankruptcy by Mr. David G. Price or Mountaingate Company at closing, on Goldman’s and Starwood’s reasonable satisfaction with the state of title to the collateral and on due perfection of Goldman’s and Starwood’s security interests (and in the event that, at Mr. David G. Price’s request, such closing shall occur on a date that is later than September 29, 2002, then such closing shall be subject to additional reasonable and customary closing conditions as Goldman and Starwood may request). All out-of-pocket, third-party costs incurred by Goldman and Starwood in connection with their performance under this paragraph 2 and paragraph 3 below shall be reimbursed by David G. Price or Mountaingate Land Company at execution and delivery of the Note, subject, however, to David G. Price’s reimbursement rights in respect of such costs as set forth in paragraph 4 below. Mountaingate Land Company, L.P. (“Mountaingate Company”) is currently considering refinancing the existing first mortgage loan on Mountaingate Country Club. The “Refinanced First Mortgage” refers to a new first mortgage loan on Mountaingate Country Club (if entered into) provided that (a) the principal amount thereof shall not be larger than the amount necessary to effect such refinancing and (b) either (i) the lien of such mortgage loan shall be junior to the Amended MG Lease (as defined below) or (ii) the documentation therefor shall provide for a subordination, nondisturbance and attornment agreement with respect to the Amended MG Lease in a form reasonably acceptable to Acquiror; provided, however, that the provisions of this clause (b) shall apply only to the Amended MG Lease and shall not apply to the current leasehold under the

“Current MG Lease” (as hereinafter defined) which shall continue to be subordinate in all respects to the existing financing, the MG Second Mortgage and any Refinanced First Mortgage.

(D)  Goldman and Starwood agree that the obligations evidenced the Note shall be secured solely by the collateral pledged or encumbered to secure the Note as referenced above and that the Note shall be without personal recourse to David G. Price, other than in respect of those exceptions to the otherwise non-personal-recourse nature of the Note as are expressly set forth therein and as are customarily required by institutional lenders making loans similar to that evidenced by the Note (e.g., fraud, misappropriation, waste, etc.). Except as aforesaid, no personal liability for the obligations evidenced by the Note shall be sought by the holders thereof against David G. Price or any other person.

(E)  The holders of the Note from time to time shall be subrogated to the rights of the creditors in respect of any obligation paid from the proceeds of the Guaranty, subject, however, to any subordination arrangements currently in place with respect to such rights; provided, however, that nothing in this clause (E) shall be construed as limiting any right or obligation of the holders elsewhere set forth in this letter agreement.

(F)  No further advances shall be required under the Guaranty and the Note shall mature at the earliest to occur of: (i) the Closing Date; (ii) March 31, 2003; or (iii) that date which 60 days after any termination of the Purchase Agreement as a result of NGP having accepted a superior offer; provided, however, that aforesaid reference to March 31, 2003 shall be modified to be May 31, 2003 in the event (and only in the event) that the Closing Date fails to occur on or before March 31, 2003 for reasons other than (i) a default, breach or failure of performance by David G. Price or his Affiliates under the Purchase Agreement or (ii) a termination of the Purchase Agreement as a result of NGP having accepted a superior offer. David G. Price, Goldman and Starwood shall cooperate in the provision of any notices reasonably requested by the AGC Lenders to avoid a situation in which the Guaranty would have expired pursuant to the operation of clauses (i) or (iii) of the first sentence of this subparagraph (F) without the AGC Lenders having notice of same and an opportunity to have made demand under the Guaranty.

3.  If the Guaranty is not acceptable to each of the AGC Lenders, then, at the request of David G. Price, Goldman and Starwood shall propose, as an alternative to the Guaranty, either (i) the delivery by them of one or more commercially acceptable letters of credit (collectively, “Letter of Credit”) or (ii) the payment of cash, in either case in an amount of up to $26,000,000 or such lesser amount as the AGC Lenders shall accept as satisfaction of the collateral substitution requirement.

If the AGC Lenders accept a Letter of Credit, then:

(1)  the delivery of such Letter of Credit shall constitute and be deemed a full funding of the maximum amount thereof under the Note regardless of whether or not or to what extent amounts are ever drawn by the AGC Lenders under such Letter of Credit (however, any amount remaining undrawn under such Letter of

Credit at the time the same expires undrawn or is returned to Goldman and Starwood shall be credited, concurrently with such return, against amounts outstanding under the Note);

(2)  the Letter of Credit Guaranty Fee shall be added to the principal amount of the Note concurrently with the delivery of the Letter of Credit to the AGC Lenders or their designee;

(3)  there shall be no Facility Fee; and

(4)  the provisions of subparagraphs 2(C) through (F) above shall apply with references to the “Letter of Credit” being deemed substituted for references therein to the “Guaranty”.

If the AGC Lenders accept cash, then:

(1)  the amount of such cash shall constitute an advance under the Note;

(2)  the Cash Guaranty Fee shall be added to the principal amount of the Note concurrently with the delivery of such cash to the AGC Lenders or their designee;

(3)  there shall be no Facility Fee; and

(4)  the provisions of subparagraphs 2(C) through (F) above shall apply with references to the cash so accepted being deemed to be substituted for references therein to the “Guaranty”.

Subject to satisfaction of the conditions to Goldman’s and Starwood’s obligations elsewhere set forth in this agreement, then on the terms and subject to the provisions set forth in this letter agreement, Goldman and Starwood shall provide the substituted collateral (i.e., the Guaranty, Letter of Credit or cash) on or before September 29, 2002 or at such later date as requested by David G. Price (provided the Purchase Agreement shall not have been terminated on or before any such later date). It shall be a further condition of Goldman’s and Starwood’s obligation as aforesaid to provide the substituted collateral that at the time of such substitution, there shall be: (x) no material default by parties other than the Acquiror under the Purchase Agreement; (y) no material default by parties other than the Acquiror’s Affiliates under the Merger Agreement; and (z) neither the Acquiror nor its Affiliates shall have given any written notice of termination of the Purchase Agreement or Merger Agreement.

4.  Notwithstanding anything to the contrary in any agreement directly or indirectly binding upon or benefitting any of David G. Price, NGP, AGC, any party to the Purchase Agreement or any of their respective affiliates, including, but without limitation, the Credit Enhancement Agreement: (A) none of David G. Price’s costs and expenses incurred in connection with obtaining any suspension as referenced in paragraph 1 above (including, without limitation, any extension fees charged by the AGC Lenders) shall be reimbursed by any other party and all such costs and expenses shall be borne solely by David G. Price or Mountaingate Company without reimbursement; and (B) except for up to, but not in excess of, an amount which, when added to all other costs and expenses reimbursed in accordance with the Credit Enhancement Agreement, shall not exceed an aggregate $250,000 of costs and expenses to be reimbursed in accordance with the terms of the Credit Enhancement Agreement, none of David G. Price’s costs and expenses incurred in connection with any of the transactions referenced in paragraphs 2 and 3 above, including, but without limitation, any fees or interest expense, shall be reimbursed by AGC, NGP or any of their respective affiliates and, except as aforesaid, all such costs and expenses shall be borne solely by David G. Price or Mountaingate Company without reimbursement (Mountaingate Company, which owns the Mountaingate Country Club, is not an affiliate of AGC or of NGP for purposes of this provision); provided, however, that without limitation upon the foregoing, but in addition thereto, no reimbursements shall be made pursuant to the Credit Enhancement Agreement that would be inconsistent with or in violation of the provisions of the Facilitation Agreement or any other agreement currently in effect with the AGC Lenders or any of them.

5.  Concurrently with the Closing of the Acquisition Transactions, David G. Price agrees to cause Mountaingate Company to enter into an amended and restated lease (“Amended MG Lease”) for that certain lease dated March 1, 1988, between AGC, as lessee, and Mountaingate Company, as lessor (as the same has heretofore been amended, including, without limitation, the amendment extending the term thereof to the MG First Extension Date, the “Current MG Lease”), with AGC on the Closing Date. The Amended MG Lease shall be based upon the standard form of lease (except without any participating rent) used by NGOP and AGC, with such additional provisions (e.g., lessee lender protections) as are reasonably requested by Goldman or Starwood and which are customary provisions for a lease of comparable duration and nature to the Amended MG Lease, including, but without limitation, notice and cure rights for any defaults by the lessee thereunder. A memorandum of the Amended MG Lease in form and content reasonably satisfactory to Goldman and Starwood shall be recorded in the appropriate real estate records concurrently with the execution and delivery thereof. In addition, the Amended MG Lease shall contain the following provisions:

(A)  The term of the Amended MG Lease shall be until that date which is 34 years and 11 months after the Closing Date;

(B)  The scheduled annual rental payments under the Current MG Lease shall continue under the Amended MG Lease through the MG First Extension Date; for the annual period commencing on the day after the MG First Extension Date through one year after the MG First Extension Date, the annual rental shall be the First Year MG Annual Extension Rent; and for each succeeding comparable annual period the annual rental shall be that as in effect for the immediately preceding comparable annual period, as increased by a customary CPI adjustment.

Concurrently with the execution and delivery of the Amended MG Lease, all rental arrearages arising from and after June 1, 2002 through the Closing Date under the Current MG Lease shall be paid in full; and any non-monetary defaults thereunder arising prior to the Closing Date shall be deemed to have been waived in full by the lessor. In the event that, following the execution and delivery of the Amended MG Lease, David G. Price shall intend that the existing first deed of trust debt on the Mountaingate Country Club in the approximate amount of $17,000,000 shall remain outstanding, then, David G. Price shall use commercially reasonable efforts to cause the holder of the first mortgage loan to deliver to AGC: (1) a standard commercial subordination, non-disturbance and attornment agreement with respect to the Amended MG Lease from said first lienholder; or (2) in the event that said first lienholder shall object to the delivery of the agreement described in clause (1) (or to any modified such agreement requested by Goldman and Starwood), a direct notice right from the lienholder to the lessee of any defaults or acceleration of maturity under the first deed of trust and a right on the part of the lessee to acquire the first deed of trust debt at par (plus any accrued and unpaid interest, costs or fees of the lienholder) in the event that the maturity of the first deed of trust debt is accelerated. David G. Price shall cause no mortgages, deeds of trust or other liens to secure new or extended indebtedness to be placed upon the Mountaingate Country Club (including, but without limitation, any refinancing or extension of the existing first deed of trust debt) unless such indebtedness is either junior in priority to the Amended MG Lease or a standard commercial subordination, non-disturbance and attornment agreement with respect to the Amended MG Lease is entered into in respect of such indebtedness with the lessee under the Amended MG Lease (and any such new or extended indebtedness as is closed prior to the execution and delivery of the Amended MG Lease shall contain provisions to assure compliance with the foregoing at such time as the Amended MG Lease is executed and delivered). The terms of that certain agreement dated July, 1988 by and between Mountaingate Gas Company and AGC whereby AGC agrees to operate and maintain a gas migration control system shall be incorporated into the terms of the Amended MG Lease; provided, however, that the MG Gas Company Payments paid by the lessee in respect thereof shall be paid for the first year following the Closing Date (with annual CPI adjustments thereafter) and no additional payments shall be required in respect of any prior periods (i.e., prior to the Closing Date) as a result of any failure to assess CPI adjustments prior to the Closing Date or otherwise. For avoidance of doubt, the requirements of this paragraph 5 shall apply even if David G. Price does not call upon Goldman and Starwood to provide any Guaranty, Letter of Credit or loan pursuant to any of paragraphs 2 through 4 of this Agreement and the requirements of this paragraph 5 shall apply regardless of any outcome under or pursuant to paragraph 1 of this Agreement; provided, however, that if Goldman or Starwood defaults in a material respect under paragraphs 2 through 4 of this Agreement and, as a result of such material default and contrary to the request of David G. Price in accordance with this Agreement, no Guaranty, Letter of Credit or cash collateral substitution by Goldman or Starwood is timely delivered pursuant to this Agreement, then (without limitation upon any other remedies) David G. Price shall be relieved from any obligation to execute and deliver or cause to be executed and delivered the Amended MG Lease. However, even if David G. Price is relieved from his obligation to execute or to cause to be executed and delivered the Amended MG Lease, then with respect to any new or extended indebtedness to be placed upon the Mountaingate Country Club after the date hereof (including, but without limitation, any refinancing or extension of the existing first deed of trust debt), either the lien of the same shall be junior in priority to the Current MG Lease or, at the time such new or extended indebtedness is effected, a standard commercial subordination, non-disturbance and attornment agreement with respect to the Current MG Lease shall be entered into in respect of such indebtedness with the lessee under the Current MG Lease (and the provisions of this sentence shall apply notwithstanding, and shall override, any subordination arrangements currently in place with respect to the Current MG Lease).

6.  Representations and Warranties.    Each of the parties hereto represents and warrants to the others as follows:

(A)  such entity or person has the requisite corporate or other power and authority to execute, deliver and perform this letter agreement and to consummate the transactions contemplated hereby, and the execution and delivery of this letter agreement by it and the consummation by the entities of the transaction contemplated by this letter agreement have been duly authorized by all necessary corporate or other action on the part of such entity and no additional approval is necessary to approve this letter agreement or the transactions contemplated hereby; and

(B)  this letter agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

7.  Miscellaneous.

(A)  This letter agreement may be amended only by an instrument in writing signed by each of the parties to this letter agreement.

(B)  All of the terms and provisions of this letter agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors and assigns of the parties hereto.

(D)  (C) The parties agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law provisions thereof that may require the application of the laws of another jurisdiction (except to the extent that mandatory provisions of federal law are applicable).

(E)  In consideration of the parties’ agreements herein and in the Purchase Agreement set forth, at closing of the transactions contemplated by the Purchase Agreement, David G. Price shall pay, in cash, the Consideration Amount to Goldman and Starwood or as they may jointly direct. In addition, none of David G. Price nor any of his affiliates, including, without limitation, Mountaingate Company, shall ever seek or enforce (and are hereby deemed to have waived) any rights to lease termination fees to which they might otherwise be entitled from any lessee with respect to Mountaingate Country Club or the properties currently owned by Mr. David G. Price or his affiliates that are located in Australia.

Please indicate your acceptance and agreement to the foregoing by signing and returning to us one copy of this letter agreement.

Very truly yours, GS CAPITAL PARTNERS 2000, L.P.

BY:	GS ADVISORS 2000, L.L.C.,
Its general partner

By:
Name: Title:

WHITEHALL STREET GLOBAL REAL ESTATE LIMITED PARTNERSHIP, 2001

BY:	WH ADVISORS, L.L.C. 2001,
Its general partner

By:	/s/ ELIZABETH BURBAN
Name: Elizabeth Burban Title: Vice President

SOF- VI U.S. HOLDINGS, L.L.C.

BY:	/s/ MERRICK KLEEMAN
Name: Merrick Kleeman Title: Sr. Managing Director

Accepted and Agreed
as of the date first above written:

/s/ DAVID G. PRICE David G. Price as an individual

DAVID G. PRICE Trust dated March 5, 1998, as amended

By:	/s/ DAVID G. PRICE
David G. Price Trust

Mountaingate Land, L.P.
a California limited partnership

By:	Mountaingate Land, Inc.
a California Corporation

By:	/s/ DAVID G. PRICE
David G. Price President